Exhibit Number 4.1

FIRST AMENDMENT TO THE

LL&E ROYALTY TRUST

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Whereas, as of June 1, 1983, the LL&E Royalty Trust (the “Trust”) was established by and between the Louisiana Land and Exploration Company, a Maryland corporation, as trustor, First City National Bank of Houston, a national banking association organized under the laws of the United States, as trustee, and Hibernia National Bank in New Orleans, a national banking association organized under the laws of the United States, as Louisiana trustee (the “Trust Agreement”); and

Whereas, pursuant to the provisions of Section 10.02 of the Trust Agreement, the Trust Agreement may be amended by the vote at a meeting duly called and held in accordance with the provision of Article V of the Trust Agreement of the Record Date Certificate Holders (as defined in the Trust Agreement) holding Certificates (as defined in the Trust Agreement) representing a majority of the Units (as defined in the Trust Agreement), and with the written consent of the current trustee of the Trust; and

Whereas, on May 31, 2013, James E. Barlett, the trustee of the Trust, held a meeting of holders of Units to vote on items 1 - 6 below (collectively the “Proposals”) to amend the Trust Agreement; and

Whereas, by the vote of the Record Date Certificate Holders holding Certificates representing a majority of the Units, the Proposals were approved; and

Whereas, James E. Barlett, as trustee of the Trust consented in writing to the Proposals.

Now, therefore, pursuant to Section 10.02 of the Trust Agreement, said Trust Agreement is amended as set forth below and in accordance with the following:

1. Section 8.03 of the Trust Agreement is hereby amended to read in its entirety as follows:

8.03 Appointment of Successor Trustee.  In the event the Trustee has given notice of its intention to resign, a successor Trustee shall be appointed by the resigning Trustee within sixty (60) days of the Resignation Notice Date.  Notice of the appointment of a successor Trustee shall be given by the resigning Trustee (within ten (10) days of the appointment of the successor Trustee) to each Certificate Holder on the Resignation Notice Date at each Certificate Holder’s last address on the records of the Trustee.  In the event that a successor Trustee has not been appointed within sixty (60) days after the Resignation Notice Date or the occurrence of a vacancy in the position of Trustee a successor Trustee may be appointed by any state or United States district court having jurisdiction to make such appointment, upon the application of any Certificate Holder (and if no Certificate Holder has so applied within seventy-five (75) days after the Resignation Notice Date or occurrence of a vacancy, then the Trustee will so apply prior to the eighty-fifth (85th) such day), and in the event any such application is filed, such court may appoint a temporary successor Trustee at any time after any such application is filed with it which shall, pending the final appointment of a successor Trustee, have such powers and duties as the court appointing such temporary Trustee shall provide in its order of appointment, provided that such temporary Trustee shall have no greater power and authority with respect to any matter than the power and authority granted to the Trustee with respect to such matter pursuant to the provisions of this Trust Agreement.  In the event such court shall deem it necessary, the court may appoint such temporary successor trustee or successor Trustee on such terms as to compensation as the Court shall deem necessary and reasonable notwithstanding any provision herein to the contrary.

2. Section 1 of Exhibit IV of the Trust Agreement is hereby amended to read in its entirety as follows:

1.	Administrative. An annual administrative fee equal to:

1/10 of 1% of first $5 million annual net revenues

1/12 of 1% of the next $5 million annual net revenues

1/15 of 1% of all annual net revenues in excess of $10 million annual net revenues subject to a minimum annual charge of $100,000; provided, however the minimum annual charge is subject to escalation based upon the Producers Price Index as published by the Department of Labor, Bureau of Labor Statistics and such charge will be adjusted annually beginning on January 1, 2014 by the percentage change in this index.  This charge includes all administrative services including collection of monthly income, maintenance of cash reserves, if any, preparation and delivery of periodic reports and other duties of the Trustee as described in the Trust Agreement.

3. Section 9.01(a) of the Trust Agreement is hereby amended to read in its entirety as follows:

9.01           Termination.  The Trust shall terminate upon the first to occur of the following events or times unless sooner terminated according to law:

(a) at such time as its net revenues for each of two successive years has declined to or are, in the sole opinion of the Trustee, less than an amount necessary to make the Trust economically viable; provided however that this Section 9.01(a) shall not apply to any years in which the Trust has decreased net revenues by reason of a Force Majeure Event.  For purposes of this Trust Agreement, a Force Majeure Event shall mean an event that is beyond the reasonable control of the Trust or Trustee, including any acts of God, wars, blockades, riots, epidemics, lightning, earthquakes, hurricanes, fires, storms, floods, high water washouts, inclement weather which necessitates extraordinary measures and expense to maintain operations, compliance with any laws, orders, rules, regulations, acts or restraints of a governmental entity, explosions, breakage or accident to machinery or lines of pipe, freezing or the inability to obtain or delays in obtaining materials, third party services or labor or necessary easements or rights of way or the inability to obtain or maintain any required permit or license.

4. Section 4.04 of the Trust Agreement is hereby amended to read in its entirety as follows:

4.04           Reports to Certificate Holders.  Promptly after receipt of the information required from the owner or owners of working interests out of which the Royalties are carved or other payors of the Royalties (the “Working Interest Owners”) and the Partnership, and, if practicable, no later than ninety (90) days after the end of the Trust’s previous fiscal year, the Trustee shall prepare and mail to each Person who was a Certificate Holder on any Monthly Record Date during the calendar year ended the previous December 31 (and if there was income or expense in the period commencing on the day after the previous December’s Monthly Record Date and ending on such December 31, to all Certificate Holders of record on the Monthly Record Date for the January following such December 31), a report showing in reasonable detail on a cash basis the receipts and disbursements and income and expenses of the Trust for federal and state tax purposes for each Monthly Period (or portion thereof) during the fiscal year and containing sufficient information as may, in the opinion of counsel, be advisable to enable Certificate Holders to calculate any depletion deduction which may be available to them for such fiscal year.  In the event that the Trust is required to treat income or expense as having been realized on a date other than a Monthly Record Date during the fiscal year, the report shall so indicate and describe the manner by which a cash basis taxpayer Certificate Holder holding a Certificate for less than the entire Monthly Period can calculate his share of such income and expenses.

Promptly after receipt of the information required from the Working Interest Owners and the Partnership and, if practicable, no more than sixty (60) days following the end of each of the first three calendar quarters, the Trustee shall prepare and mail to each Person who was a Certificate Holder on the last Monthly Record Date for such quarter a report showing for the quarter (1) distributions of the Trust, (2) revenues of the Trust on a cash basis, (3) production attributable to the Trust from the Properties, (4) the amount of any abandonment losses attributable to the Trust from the Properties and (5) when Properties not proven upon creation of the Trust became proven for purposes of determining the availability of percentage depletion.

Promptly after receipt of the information required from the Working Interest Owners and the Partnership and, if practicable, no more than one hundred twenty (120) days following the end of each fiscal year of the Trust (or at such earlier time as may be required by any securities exchange on which Units are listed), the Trustee shall prepare and mail to each Person who was a Certificate Holder on the Monthly Record Date immediately preceding the distribution of such report an annual report containing the following information:

(a)           financial statements audited by a nationally recognized firm of independent public accountants (the “Independent Accountants”) selected by the Trustee;

(b)           a letter, dated within one hundred twenty (120) days following the end of the year, of a nationally recognized firm or firms of independent public accountants (which may be the Independent Accountants and which may be independent auditors retained to audit the books and records of the Working Interest Owners) (i) stating whether or not, based on procedures performed in accordance with generally accepted auditing standards, anything has come to the attention of such firm which had led it to believe that, as of the date of such letter, the Working Interest Owners have not complied in all material respects with the terms and provisions of the Conveyance and (ii) if applicable, describing any material noncompliance; and

(c)           an annual reserve report with information suitable for inclusion in filings with the Securities and Exchange Commission as described in the Conveyance.

In addition, the Trustee shall prepare and mail to Certificate Holders any reports or statements, financial or otherwise, required to be provided by the Trustee to Certificate Holders by law or governmental regulation or the requirements of any stock exchange on which the Units are listed.

Nothing herein shall be considered as imposing a duty on the Trustee to secure, file or disseminate information to which it is not expressly afforded access under the terms of this Trust Agreement or the Conveyance or in any event is unable to obtain with reasonable effort and expense.

In addition to providing the reports referenced herein by U.S. mail to the Certificate Holders, Trustee may provide such reports to the Certificate Holders through publication via filing with the Securities and Exchange Commission, Internet notification or announcement to the Certificate Holders through electronic means.

5. Section 9.02 of the Trust Agreement is hereby amended to read in its entirety as follows:

9.02           Disposition and Distribution of Assets Upon Termination.  Upon termination of the Trust, or in connection with a plan to terminate the Trust, the Trustee shall sell for cash (unless by the affirmative vote at a meeting duly called and held in accordance with Article V hereof of the Record Date Certificate Holders holding Certificates representing a majority of the Units, the owners of Units approve the sale for a specified non-cash consideration consisting of personal property, including marketable securities, in which event the Trustee may, but shall not be required to, attempt to consummate such non-cash sale) in one or more sales all the assets other than cash then held in the Trust Estate.  Any such sale shall be upon such terms as the Trustee, in its sole discretion, deems to be in the best interests of owners of Units.  The Trustee shall as promptly as practicable distribute the proceeds of any such sales and any other cash in the Trust Estate in proportion to the Units held by each such Certificate Holder, after paying, satisfying and discharging all of the existing liabilities of the Trust including fees of the Trustee, or, if necessary, setting up reserves in such amounts as the Trustee in its discretion deems appropriate to provide for payment of contingent liabilities.  In the event that any asset which the Trustee is required to sell is not sold by the Trustee within three (3) years after the event causing termination of the Trust, the Trustee shall cause such property to be sold at public auction to the highest cash bidder (which may be any of the Working Interest Owners).  Notice of such sale by auction shall be mailed at least thirty (30) days prior to such sale to each Certificate Holder’s last address as it appears on the books of the Trustee.  Except as provided above with respect to a non-cash sale, the Trustee shall not be required to obtain approval of the owners of Units prior to selling assets pursuant to this Section 9.02.  Upon making final distribution to the Certificate Holders, the Trustee shall be under no further liability except as provided in Sections 7.01 and 7.02 hereof.  For the purposes of liquidating and winding up the affairs of the Trust at its termination, the Trustee shall continue to act as Trustee and may exercise such power until its duties have been fully performed and the Trust Estate has been finally distributed.

6. Section 6.12 of the Trust Agreement is hereby amended to read in its entirety as follows:

6.12           Settlement of Claims.  The Trustee is authorized to maintain and defend, and to settle by arbitration or otherwise, in the Trust’s name any claim or controversy by or against the Trust, the Trustee or the Trust Estate and to waive or release rights of any kind and to pay or satisfy any debt, tax or claim upon any evidence by it deemed sufficient, without the joinder or consent of any Certificate Holder or owner of a Unit, so long as such actions are, in the judgment of the Trustee, necessary and appropriate for the protection and conservation of the Royalties, the Trust Partnership Interest or any other assets held in the Trust Estate.  The Trustee is specifically authorized to borrow such sum or sums necessary to prosecute or defend any action by or against the Trust on such terms and conditions as the Trustee deems advisable without regard to the limitations contained on borrowing in any other provision of this Trust.  The Trustee is further authorized to reimburse any Unitholder for any legal expenses or costs advanced by the Unitholder which are expended or were expended for the benefit of the Trust or its Unitholders whether said legal fees and costs were incurred in an action commenced by the Unitholder for the Unitholder or in the name of the Trust by the Unitholder.

7. In all other respects, said Trust Agreement is hereby ratified and confirmed, and this First Amendment shall be annexed to and made a part of said Trust Agreement to all intents and purposes.

In Witness Whereof, this First Amendment to the Trust Agreement is executed on this 6th day of June, 2013.

Trustee:

State Of Michigan                            §
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County Of Oakland                          §

This document was acknowledged before me on this 6th day of June, 2013, by Roger D. Parsons.